Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

May 19, 2010

Dana M. Hartz

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc. (fka Super Luck, Inc.)

Item 4.01 Form 8-K

Filed April 12, 2010

File No. 0-51817

Dear Ms. Hartz:

On behalf of Beijing Century Health Medical, Inc. (fka Super Luck, Inc.), a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated May 4, 2010.

Item 4.01 Form 8-K

1.

In your prior response, you indicate that PKF, your former accountants, advised you that they were unable to render an unqualified audit report on your financial statements, Please revise to provide disclosure as required by Item 304 of paragraph a(1)(v)(D) of Regulation S-K.

Response:

In response to comment 1, we have revised our disclosures in our Form 8-K/A to provide the disclosure required by Item 304 of paragraph a(1)(v)(D) of Regulation S-K.  The amended Form 8-K was filed with the Securities and Exchange Commission (“SEC”) on May 19, 2010.

2.

Based on your response, it appears that you consulted Parker Randall, your newly engaged accountants, regarding an accounting issue and type of audit opinion that might be rendered on your financial statements prior to engagement of Parker Randall. In accordance with Item 304 paragraph a(2)(i) and (ii) of Regulation S-K, please revise to provide the disclosure required by A through C of that paragraph.

Response:

In response to comment 2, we have revised our disclosures in our Form 8-K/A to provide the disclosure as required by Sections (A) through (C) of  Item 304 paragraph a(2)(i) and (ii) of Regulation S-K.

3.

Please file with your amended Form 8-K, as Exhibit 16, an updated letter from your former accountants, PKF, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

Response:

In response to comment 3, we have filed as an exhibit to our Form 8-K/A an updated letter from our former accountants, PKF, as required by Item 304(a)(3) of Regulation S-K.

4.

Request Parker Randall, your newly engaged accountant to review the amended filing before it is filed with the Commission and provide them the opportunity to furnish you with a letter addressed to the Commission containing any new information, clarification of the registrant’s expression of its views, or the respects in which it does not agree with the statements made by the registrant in response to Item 304(a). File any such letter as an exhibit to the amended Form 8-K. Refer to D of Item 304 paragraph a(2) of Regulation S-K.

Response:

In response to comment 4, we requested that our newly engaged accountant review the amended filing before it was filed with the SEC and we provided them with the opportunity to furnish us with a letter addressed to the SEC containing any new information, clarification of our expression of our views, or the respects in which they did not agree with the statements made in response to Item 304(a).  Our newly engaged account did not provide any response letter.

5.

In your response you indicate “that the SEC has taken the position that CHML was a VIE of the Company and accordingly the Company must consolidate its financial statements with those of CHML.” To date, the SEC staff has not concluded as to the appropriate accounting for CHML. Please refer to our April 28, 2010 letter to Mr. Yan Tsang in which we ask for your analysis for now concluding that consolidation of CHML is appropriate.

Response:

The substance of comment 5 is noted by the Company.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

2